UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
Commission file number 1-14989
A.    Full title of the plan and address of the plan, if different from that of the issuer named below:
WESCO DISTRIBUTION, INC. RETIREMENT SAVINGS PLAN
B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
WESCO International, Inc.
225 West Station Square Drive
Suite 700
Pittsburgh, Pennsylvania 15219-1122

Table of Contents

I. FINANCIAL STATEMENTS
Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2025 and 2024	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended
December 31, 2025 and 2024	3

Notes to Financial Statements	4

Supplemental Schedules:

Schedule H (Form 5500), line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2025*	12

Signatures	13

* Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

II. EXHIBITS

Exhibit 23 – Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Plan Administrator, Plan Participants and Benefits Fiduciary Committee
WESCO Distribution, Inc. Retirement Savings Plan
Pittsburgh, Pennsylvania
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the WESCO Distribution, Inc. Retirement Savings Plan (the “Plan”) as of December 31, 2025 and 2024, the related statements of changes in net assets available for benefits for the years ended December 31, 2025 and 2024, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the years ended December 31, 2025 and 2024, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental information in the accompanying ERISA-required Supplemental Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2025, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ BDO USA, P.C.
We have served as the Plan’s auditor since 2014.
Troy, Michigan
June 18, 2026

WESCO Distribution, Inc.
Retirement Savings Plan
Statements of Net Assets Available for Benefits

	As of
	December 31,
	2025	2024
Investments
Investments at fair value (Notes 2 and 4)	$2,104,334,221	$1,796,948,887
Investment at contract value (Note 5)	85,404,701	92,795,035
Total investments	2,189,738,922	1,889,743,922
Receivables
Employer contributions (Note 1)	3,975,561	3,084,727
Notes receivable from participants (Note 6)	24,540,339	22,600,711
Total receivables	28,515,900	25,685,438
Net assets available for benefits	$2,218,254,822	$1,915,429,360
The accompanying notes are an integral part of these financial statements.

WESCO Distribution, Inc.
Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits

	Year Ended
	December 31,
	2025	2024
Additions
Employee contributions	$110,784,221	$99,723,931
Employee rollovers (Note 1)	19,499,572	14,569,465
Employer contributions	57,232,172	51,547,700
Net appreciation in fair value of investments	273,485,827	233,163,157
Interest income on notes receivable from participants (Note 6)	1,979,199	1,560,743
Dividends and other income	20,073,602	16,461,650
Total additions	483,054,593	417,026,646

Deductions
Distributions to participants	203,061,836	202,528,600
Administrative expenses	1,474,854	1,265,618
Total deductions	204,536,690	203,794,218
Net increase in net assets available for benefits before transfers	278,517,903	213,232,428

Transfers
Net transfers in to (out of) plan (Note 1)	24,307,559	(13,774,178)
Net increase in net assets available for benefits after transfers	302,825,462	199,458,250

Net assets available for benefits
Beginning of year	1,915,429,360	1,715,971,110
End of year	$2,218,254,822	$1,915,429,360
The accompanying notes are an integral part of these financial statements.

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements
1.Description of Plan

General

The WESCO Distribution, Inc. Retirement Savings Plan (the “Plan”) was established as of February 28, 1994 (the “date of inception”). At the date of inception, certain employees of the predecessor company became employees of WESCO Distribution, Inc. (the “Company” or the “Plan Sponsor”) and participants in the Plan, and all funds held by the prior plans of the predecessor company were transferred to the Plan. The Plan is administered by the Benefits Fiduciary Committee (the “Plan Administrator”). The Plan Administrator is responsible for directing the Plan's administrative activities and oversees the selection of funds available to participants of the Plan for investment and reinvestment of the assets in the Plan's trust.

The Plan is a participant-directed defined contribution plan covering certain employees of the Company and former employees with a fund balance of at least $5,000 who elected to maintain their funds in the Plan. Former employees cannot make contributions to the Plan.
Participation for eligible employees, as defined in the plan document, requires an employee to be paid through the Plan Sponsor's payroll system.
Trustee

The trustee of the Plan is Fidelity Management Trust Company and the recordkeeper of the Plan is Fidelity Workplace Services, LLC (collectively, “Fidelity”).
Amendments to the Plan
On February 22, 2024, the Plan Sponsor entered into a definitive agreement to sell 100% of the equity interests of its Wesco Integrated Supply (“WIS”) business. On April 1, 2024, the Plan Sponsor completed this sale. On June 3, 2024, all plan assets of participants employed by the WIS business totaling $33.5 million, inclusive of notes receivable from participants of $0.5 million, were transferred out of the Plan.
Effective December 31, 2024, the Rahi Systems 401(k) Plan (“Rahi Plan”) merged into the Plan. The net assets of the Rahi Plan totaling $19.7 million, inclusive of notes receivable from participants of $0.2 million, were transferred into the Plan on December 31, 2024.
Effective December 31, 2025, the Ascent, LLC 401(k) Plan (“Ascent Plan”) and the Industrial Software Solutions I, LLC 401(k) Profit Sharing Plan and Trust (“ISS Plan”) merged into the Plan. The net assets of the Ascent Plan and the ISS Plan totaling $21.6 million and $2.8 million, respectively, were transferred into the Plan on December 31, 2025.
Contributions
The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). For 2025, the Plan permitted participants to make both tax deferred and Roth contributions up to the lesser of 75% of their eligible compensation or $23,500. For 2024, the Plan permitted participants to make both tax deferred and Roth contributions up to the lesser of 75% of their eligible compensation or $23,000. Participant contributions are recorded when they are withheld from the participant's wages.
Participants who have attained age 50 before the close of the plan year are eligible to make catch-up contributions in addition to pre-tax contributions. A catch-up contribution is a pre-tax contribution that exceeds the annual deferral limit. For 2025 and 2024, a participant's total catch-up contribution could not exceed $7,500. For 2025, a participant between ages 60 through 63 can make catch-up contributions that could not exceed $11,250. The catch-up contribution limits are determined by the Internal Revenue Service (“IRS”) and then indexed for inflation. In addition to cash, in-kind contributions are permitted, which may consist of stocks, bonds, property or other securities.

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements
The Company matches contributions made by employees into the Plan at an amount equal to 100% of a participant's eligible elective deferrals up to 3% of the participant's eligible compensation and 50% of the next 4% of eligible compensation. For certain highly compensated employees, matching contributions are made into a separate non-qualified deferred compensation plan instead of the Plan. The Company performs a true-up calculation at the end of each plan year so that the full employer matching contribution is made for all participants of the Plan. Any necessary additional matching contribution is made in the subsequent year. The true-up contributions for the years ended December 31, 2025 and 2024 were approximately $4.0 million and $3.1 million, respectively, and are recorded as employer contributions receivable in the accompanying Statements of Net Assets Available for Benefits.
Participants may rollover into the Plan amounts representing distributions from other qualified retirement plans, an individual retirement account or an annuity. For the years ended December 31, 2025 and 2024, the Plan accepted employee rollover contributions of approximately $19.5 million and $14.6 million, respectively.

In 2024, excess plan assets of $8.9 million from the termination of the Anixter Inc. Pension Plan were transferred to the Plan as a transfer to a qualified replacement plan. The transfer was used to fund certain of the Company’s matching contributions to the Plan during 2024 and is included in employer contributions in the accompanying Statement of Changes in Net Assets Available for Benefits.

The Plan includes a negative enrollment policy. Under this policy, if an individual does not submit an automatic enrollment waiver or elect a deferral rate, the employee will be automatically enrolled in the Plan at a 3% deferral rate with the ability to opt-out.
Under the Plan's annual increase program, participant contributions automatically increase at a rate of 1% annually each April 1 until the deferral rate equals 7%. Participants may opt-out of automatic annual increases, elect to continue automatic deferral rate increases after reaching the maximum deferral rate, or elect automatic increases at a different rate, up to a maximum of 3%.
Vesting
Participants are fully vested in the value of their contributions and related investment income at all times. Participants hired prior to January 1, 2022 vest in their allocated share of employer contributions at 0% for less than one year of service, 25% for one year of service, and 100% for two or more years of service. Participants hired on or after January 1, 2022 vest in their allocated share of employer contributions at 0% for less than two years of service and 100% for two or more years of service.
Distributions

A participant may not withdraw any amount from their vested account balance unless they are age 59½, retire, become deceased or disabled, terminate employment, or experience financial hardship. A participant with at least five years of continuous service may withdraw matching contributions and earnings on matching contributions.
Under present IRS rules, a “hardship” means an immediate and heavy need to draw on financial resources to meet obligations related to health, education, housing, or death of a family member.
Upon termination of service, distributions of a participant's vested account balance are made as either a single lump-sum payment, substantially equal monthly, quarterly, semi-annual or annual installments, or a transfer to the trustee or custodian of another eligible retirement plan.

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements
Forfeitures

Employer contributions forfeited by participants not vested at their termination date are used to reinstate previously forfeited account balances of former participants who have returned to the Company, reduce employer contributions in accordance with the Plan's provisions, pay Plan expenses or are allocated to participants' accounts. Total forfeitures that reduced employer contributions in 2025 and 2024 were approximately $3.0 million and $3.9 million, respectively. As of December 31, 2025 and 2024, a balance of approximately $0.3 million and $0.8 million, respectively, was available to reinstate previously forfeited account balances, reduce employer contributions, pay Plan expenses or allocate to participants' accounts.
Participant Accounts

An account is maintained for each participant, which is credited with the participant's and the employer's matching contributions, an allocation of employer's contributions, and plan earnings and charged with benefit payments and an allocation of plan losses and administrative expenses. Allocations are based on participant contributions or account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

Notes Receivable from Participants
Participants are permitted to borrow against a portion of their vested account balance, pursuant to nondiscriminatory rules established by the Plan Administrator, up to a maximum of the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant's account. Each loan is to be repaid over a period not to exceed five years, unless the loan is for the purchase of a participant's primary residence or the participant is absent due to military leave, in which case the Plan may allow for a longer repayment term. A participant may have only one loan outstanding at a time, may not refinance an existing loan, or apply for an additional loan for the purpose of paying off an existing loan. Refer to Note 6, "Notes Receivable From Participants" for additional information regarding notes receivable from participants.
Plan Termination

Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan terminates, participants will become 100% vested in their accounts, and all vested assets shall be distributed to the participants in accordance with the terms of the Plan, or in such other manner, not inconsistent with the requirements of any applicable law or regulation, as the Company may in its sole discretion determine.

2.Summary of Significant Accounting Policies

Accounting Principles

The financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America. The Plan's significant accounting policies are described below.
Basis of Accounting

The financial statements of the Plan are maintained on the accrual basis of accounting.
Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make significant estimates and assumptions. These estimates may affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements. Actual results could differ from those estimates.

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements
Investment Valuation and Income Recognition

Investments held by the Plan are reported at fair value, except for the fully benefit-responsive contract associated with the Stable Value Fund, which is reported at contract value. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the respective measurement date.
The Plan has adopted a framework for measuring fair value that prioritizes the inputs to valuation techniques. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.
The three levels of inputs that may be used to measure fair value are as follows:
•Level 1 - Observable inputs such as quoted prices in active markets for identical investments the Plan has the ability to access.

•Level 2 - Inputs include:

•Quoted prices for similar assets or liabilities in active markets;

•Quoted prices for identical or similar assets or liabilities in inactive markets;

•Inputs, other than quoted prices in active markets, that are observable either directly or indirectly, and

•Inputs that are derived principally from, or corroborated by, observable market data by correlation or other means.

•Level 3 - Unobservable inputs in which there is little or no market activity for the asset or liability, which requires the Plan to develop its own estimates and assumptions relating to the pricing of the asset or liability, including assumptions regarding risk.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.
Investments for which fair value is measured using the net asset value (“NAV”) per share (or its equivalent) practical expedient are not classified in the fair value hierarchy.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used as of December 31, 2025 and 2024.

•Shares of registered investment companies (mutual funds) and money market funds are valued at the NAV of shares held by the Plan as of December 31, 2025 and 2024. These funds held by the Plan are deemed to be actively traded.

•Self-directed accounts consist of cash and cash equivalents, common stocks and mutual funds. Cash and cash equivalents are valued at cost plus accrued interest, which approximates fair value. Common stocks are valued at the closing price reported on the active market on which the individual securities are traded. Mutual funds are valued at the daily NAV as reported by the fund. These funds held by the Plan are deemed to be actively traded.

•The Wesco Stock Fund consists of shares of WESCO International, Inc. common stock (“Wesco common stock”) and fractional shares resulting from normal trading activity that are invested in a short-term cash fund. Wesco common stock is valued at the quoted closing market price from a national securities exchange and the short-term cash investment is valued at cost, which approximates fair value.

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements

•Collective investment trust funds are valued at the NAV of units of each collective trust. These funds include the Loomis Sayles Large Cap Growth Trust Class C fund, various Capital Group target date retirement funds, the Spartan 500 Index Pool Class C fund, the Spartan Mid Cap Index Pool Class C fund, the Spartan Small Cap Index Pool Class C fund, and the Spartan Total International Index Pool Class C fund. The NAV, as provided by the trustees of each collective trust fund, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by each fund less its liabilities. The Plan has the ability to redeem its investment in these funds at their NAV per unit. Participants are permitted to make redemptions from these funds on a daily basis and there is no redemption notice period for participant transactions. There were no unfunded commitments as of December 31, 2025 or 2024. These are direct filing entities.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement as of the Plan's reporting date.
Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on an accrual basis.

Net Appreciation in Fair Value of Investments

The Plan presents in the Statements of Changes in Net Assets Available for Benefits the net appreciation in the fair value of its investments, consisting of realized gains (losses) and unrealized gains (losses) in the registered investment companies, the collective trust funds, the Wesco Stock Fund and self-directed accounts.
Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the near-term could materially affect participants' account balances, and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.
Payment of Benefits

Benefits are recorded when paid.
Expenses

Administrative expenses incurred by the Plan during the years ended December 31, 2025 and 2024 were charged to and paid from Plan assets. The Plan permits the application of forfeited assets to pay administrative expenses. Under the Plan’s current recordkeeping services agreement, the Plan Administrator utilizes the lowest gross expense ratio options for Plan investments.

Recently Issued Accounting Pronouncements

Accounting pronouncements recently issued by the FASB or other applicable authoritative accounting standards groups with future effective dates are either not applicable or are not expected to be significant to the Plan's financial statements and accompanying notes.

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements
3.Tax Status

Effective May 4, 2022, the Plan Sponsor adopted a pre-approved plan provided by Fidelity. Fidelity obtained a letter dated June 30, 2020, in which the IRS stated its opinion that the form of the Fidelity pre-approved plan is acceptable under Section 401 of the Internal Revenue Code (“IRC”) for use by employers for the benefit of their employees. Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is still qualified. Accordingly, no provision for income taxes has been included in the Plan's financial statements.
Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by a taxing authority. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

4.Investments

The Plan's investments measured at fair value on a recurring basis within the fair value hierarchy level, as described in Note 2, "Summary of Significant Accounting Policies", were as follows:

	December 31, 2025
	Level 1	Level 2	Level 3	Total

Shares of registered investment companies	$238,982,904	$—	$—	$238,982,904
Self-directed accounts	51,179,570	—	—	51,179,570
Money market funds	33,848,462	—	—	33,848,462
Wesco Stock Fund	14,278,347	—	—	14,278,347
Total assets in the fair value hierarchy	338,289,283	—	—	338,289,283

Investments measured at NAV per share practical expedient(1)	—	—	—	1,766,044,938
Investments at fair value	$338,289,283	$—	$—	$2,104,334,221

	December 31, 2024
	Level 1	Level 2	Level 3	Total

Shares of registered investment companies	$198,696,818	$—	$—	$198,696,818
Self-directed accounts	35,737,562	—	—	35,737,562
Money market funds	33,756,683	—	—	33,756,683
Wesco Stock Fund	11,417,041	—	—	11,417,041
Total assets in the fair value hierarchy	279,608,104	—	—	279,608,104

Investments measured at NAV per share practical expedient(1)	—	—	—	1,517,340,783
Investments at fair value	$279,608,104	$—	$—	$1,796,948,887
(1)     These investments are comprised of various collective investment trust funds, which are measured at fair value using the NAV per share as a practical expedient, and therefore have not been classified in the fair value hierarchy as of December 31, 2025 and 2024. These funds include the Loomis Sayles Large Cap Growth Trust Class C fund, various Capital Group target date retirement funds, the Spartan 500 Index Pool Class C fund, the Spartan Mid Cap Index Pool Class C fund, the Spartan Small Cap Index Pool Class C fund, and the Spartan Total International Index Pool Class C fund. The fair value of these funds is presented in the table above to permit reconciliation of the fair value hierarchy to the Statements of Net Assets Available for Benefits.

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements
5.The Stable Value Fund

The Plan offers a Stable Value Fund investment option to participants. The Lincoln Stable Value Fund is a fixed annuity contract issued by an insurance company that provides a guarantee of principal and interest backed by a general account of the issuing company. The general account consists of all the assets of the insurance company, including fixed income, equities, real estate, cash and others.
The issuing insurance company is contractually obligated to repay principal and interest at a specified rate to the Plan. There are no reserves against contract value for credit risk of the contract issuer or otherwise. Participants invested in the Stable Value Fund have a beneficial interest in the fixed annuity contract. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.
Except for premature termination of the contract by the Plan or plan termination, the insurance company may not cause the contract to be terminated at an amount other than contract value. The Plan Sponsor has not expressed any intention to take either of these actions.
The Lincoln Stable Value Fund is deemed to qualify as a fully benefit-responsive investment contract; therefore, contract value is the relevant measurement attribute.

6.Notes Receivable From Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recognized on the accrual basis. Fees are recorded as administrative expenses and are recognized when they are incurred.

The interest rate applied to participant loans is established each month by the Plan Administrator at 1% above the prime interest rate. Principal and interest payments are generally made through monthly payroll deductions and are credited to the participant's individual account.

Loans of approximately $13.6 million and $14.5 million were made from the Plan and loan principal repayments of approximately $11.8 million and $10.9 million were received by the Plan during the years ended December 31, 2025 and 2024, respectively. Interest on promissory notes of approximately $2.0 million and $1.6 million was earned by the Plan for the years ended December 31, 2025 and 2024, respectively.

7.Related Party and Party-In-Interest Transactions
The Plan invests in certain mutual funds that are managed by Fidelity, the Plan's trustee. Transactions involving Fidelity funds qualify as party-in-interest.
WESCO International, Inc. owns 100% of WESCO Distribution, Inc., the Plan Sponsor. The Plan held shares of the Wesco Stock Fund, which holds shares of common stock of WESCO International, Inc. as of December 31, 2025 and 2024. Therefore, transactions with this investment qualify as party-in-interest.

Disbursements from the Wesco Stock Fund were approximately $0.8 million and $1.4 million for the years ended December 31, 2025 and 2024, respectively. Transfers out of the Wesco Stock Fund were approximately $0.2 million and $1.3 million for the years ended December 31, 2025 and 2024, respectively.

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements
8.Contingencies

From time to time, lawsuits or claims have been or may be asserted against the Plan. The outcome of any litigation cannot be predicted with certainty, and some lawsuits may be determined adversely to the Plan. However, the Plan Administrator does not believe that the ultimate outcome of any such pending matters is likely to have a material adverse effect on the Plan's net assets available for benefits, although the resolution in any fiscal period of one or more of these matters may have a material adverse effect on the Plan's net assets available for benefits for that period.

On March 26, 2021, an ERISA class action complaint was filed in U.S. District Court for the Western District of Pennsylvania (the “Court”) against WESCO Distribution, Inc., the Plan Administrator, and John and Jane Does 1-30 (collectively, the “Defendants”) alleging breach of fiduciary duties to participants of the Plan regarding the administrative fees being paid under the Plan. The alleged class includes participants from March 26, 2015 forward. The complaint sought injunctive relief and recovery of alleged damages. While the Company continues to deny all allegations, to avoid protracted litigation, they agreed to a settlement of $2.3 million in connection with the ERISA class action complaint. In November 2024, a settlement in principle was reached at mediation, and after receiving court approval, the effective date of the settlement agreement was July 23, 2025. The settlement payments were deposited in the participants' accounts on November 4, 2025 and are included in the Employee contributions line of the Statements of Changes in Net Assets Available for Benefits. The settlement was paid entirely by the Company's insurance carrier.

9.Subsequent Events

The Plan Sponsor evaluated subsequent events for recognition or disclosure in these financial statements through June 18, 2026, the day these financial statements were available to be issued, and determined there were no subsequent events that would require recognition in these financial statements or disclosure in the notes thereto.

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule H (Form 5500), line 4(i) - Schedule of Assets (Held at End of Year)
As of December 31, 2025
EIN 25-1723345, Plan Number 001

(a)	(b)	(c)	(d)	(e)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,		Current
	Similar Party	Par, or Maturity Value	Cost (1)	Value
	GABELLI	Gabelli U.S. Treasury Money Market Fund Class AAA		$33,848,462

	BARON FUNDS	Baron Small Cap Fund Class R-6		15,841,050
	COHEN & STEERS	Cohen & Steers Global Realty Shares, Inc. Class Z		3,291,053
*	FIDELITY	Fidelity Inflation-Protected Bond Index Fund		5,513,192
*	FIDELITY	Fidelity U.S. Bond Index Fund		29,957,259
	HARTFORD FUNDS	Hartford International Opportunities Fund Class R6		71,010,098
	MFS FAMILY OF FUNDS	MFS Value Fund (Class R6)		46,900,764
	NATIXIS FUNDS	Loomis Sayles Investment Grade Bond Fund Class N		44,370,439
	PIMCO	PIMCO High Yield Fund Institutional Class		5,604,379
	UNDISCOVERED MANAGERS	Undiscovered Managers Behavioral Value Fund Class R6		12,836,513
	VANGUARD	Total International Bond Index Fund Admiral		3,658,157
	Registered Investment Companies Total			238,982,904

*	WESCO INTERNATIONAL, INC.	Wesco Stock Fund		14,278,347

*	FIDELITY	Cash and Cash Equivalents		8,572,556
	Various	Common Stock		19,771,923
*	Various	Mutual Funds		22,835,091
	Self-Directed Accounts Total			51,179,570

	LOOMIS SAYLES	Loomis Sayles Large Cap Growth Trust Class C		287,571,617
	CAPITALGROUP	Great Gray Capital Group 2010 Target Date Trust Class MS		6,775,539
	CAPITALGROUP	Great Gray Capital Group 2015 Target Date Trust Class MS		6,911,204
	CAPITALGROUP	Great Gray Capital Group 2020 Target Date Trust Class MS		36,478,385
	CAPITALGROUP	Great Gray Capital Group 2025 Target Date Trust Class MS		94,805,984
	CAPITALGROUP	Great Gray Capital Group 2030 Target Date Trust Class MS		218,752,302
	CAPITALGROUP	Great Gray Capital Group 2035 Target Date Trust Class MS		183,530,535
	CAPITALGROUP	Great Gray Capital Group 2040 Target Date Trust Class MS		185,439,648
	CAPITALGROUP	Great Gray Capital Group 2045 Target Date Trust Class MS		131,164,596
	CAPITALGROUP	Great Gray Capital Group 2050 Target Date Trust Class MS		97,104,808
	CAPITALGROUP	Great Gray Capital Group 2055 Target Date Trust Class MS		77,549,894
	CAPITALGROUP	Great Gray Capital Group 2060 Target Date Trust Class MS		38,807,129
	CAPITALGROUP	Great Gray Capital Group 2065 Target Date Trust Class MS		16,495,187
	CAPITALGROUP	Great Gray Capital Group 2070 Target Date Trust Class MS		139,396
*	SPARTAN	Spartan 500 Index Pool Class C		213,195,324
*	SPARTAN	Spartan Mid Cap Index Pool Class C		118,462,133
*	SPARTAN	Spartan Small Cap Index Pool Class C		21,117,593
*	SPARTAN	Spartan Total International Index Pool Class C		31,743,664
	Collective Investment Trust Fund Total			1,766,044,938

	Stable Value Fund (Lincoln)	Fully Benefit-Responsive Investment Contract		85,404,701

*	Participant Loans	3.25% - 10.50% with maturity dates through 2031		24,540,339

**	Total Investments			$2,214,279,261

(1)	Cost for participant directed investments is not required and therefore omitted.
*	Denotes a party-in-interest to the Plan.
**	All investments are stated at fair value as of December 31, 2025 with the exception of the Stable Value Fund (Lincoln), which is stated at contract value.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WESCO Distribution, Inc.
Retirement Savings Plan
(Name of Plan)

Date	June 18, 2026	By:	/s/ Matthew S. Kulasa
Matthew S. Kulasa
Senior Vice President, Corporate Controller and Chief Accounting Officer
(Member of the Plan's Benefits Fiduciary Committee)

EXHIBITS
The following exhibit is filed or incorporated as part of this report:

Exhibit
Number	Description
23	Consent of BDO USA, P.C. (filed herewith)

101	Interactive Data File (filed herewith)